UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Amendment No 2.

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Eric Shahinian Camac Partners, LLC 350 Park Avenue, 13th Floor New York, New York 10022 (914) 629-8496	Gabriel Gliksberg ATG Capital Management 805 N. Milwaukee Avenue, Suite 301 Chicago, Illinois (786) 519-0995

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,277,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,277,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

2

1	NAME OF REPORTING PERSON Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,277,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,277,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSON Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,277,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,277,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

4

1	NAME OF REPORTING PERSON Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,277,176
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,277,176

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

5

1	NAME OF REPORTING PERSON ATG Fund II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,462,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,462,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

6

1	NAME OF REPORTING PERSON ATG Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,462,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,462,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

7

1	NAME OF REPORTING PERSON Gabriel Gliksberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,462,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,462,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,462,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

8

1	NAME OF REPORTING PERSON Michael G. Hacke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

9

1	NAME OF REPORTING PERSON McIntyre Partnerships, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

10

1	NAME OF REPORTING PERSON McIntyre Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

11

1	NAME OF REPORTING PERSON McIntyre Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

12

1	NAME OF REPORTING PERSON McIntyre Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

13

1	NAME OF REPORTING PERSON Chris McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

14

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 23, 2023, as amended on January 5, 2024, with the Securities and Exchange Commission, by the Reporting Person (defined below) with respect to the Common Stock of Forte Biosciences Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by:

i.	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”);

ii.	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”);

iii.	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);

iv.	Eric Shahinian, as the manager of Camac Capital;

v.	ATG Fund II LLC, a Delaware limited liability company (“ATG Fund II”);

vi.	ATG Capital Management, LLC, a Delaware limited liability company (“ATG Management”);

vii.	Gabriel Gliksberg, as the managing member of ATG Management;

viii.	Michael G. Hacke, as a nominee for the Board of Directors of the Issuer (the “Board”);

ix.	McIntyre Partnerships, LP, a Delaware limited partnership (“McIntyre Partnerships”);

x.	McIntyre Capital GP, LLC, a Delaware limited liability company (“McIntyre GP”);

xi.	McIntyre Capital Management, LP, a Delaware limited partnership (“McIntyre Capital”);

xii.	McIntyre Capital Management GP, LLC, a Delaware limited liability company (“McIntyre IM GP”); and

xiii.	Chris McIntyre, as Chief Investment Officer and managing partner of McIntyre Capital and as the managing member of each of McIntyre GP and McIntyre IM GP, and as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

15

(b)	The principal business address of each of Camac Fund, Camac Partners, Camac Capital and Mr. Shahinian (collectively, “Camac”) is 350 Park Avenue, 13th Floor, New York, New York 10022. The principal business address of each of ATG Fund II, ATG Management and Mr. Gliksberg (collectively, “ATG”) is 805 N. Milwaukee Avenue, Suite 301, Chicago, Illinois 60642. The address of the principal office of Mr. Hacke is c/o Steel City Capital Investments, LLC, 820 Ridgeview Drive, Pittsburgh, Pennsylvania 15228. The principal business address of each of McIntyre Partnerships, McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre is c/o McIntyre Partnerships, LP, 433 Broadway, Suite 633, New York, New York 10013.

(c)	The principal business of Camac Fund is investing in securities. The principal business of Camac Partners is serving as the investment manager of Camac Fund. The principal business of Camac Capital is serving as the managing member of Camac Partners and the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital. The principal business of ATG Fund II is investing in securities. The principal business of ATG Management is to serve as the managing member to certain private investment funds, including ATG Fund II. The principal occupation of Mr. Gliksberg is serving as the managing member of ATG Management. The principal occupation of Mr. Hacke is serving as the managing member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy. The principal business of McIntyre Partnerships is investing in securities. The principal business of McIntyre GP is serving as the general partner of McIntyre Partnerships. The principal business of McIntyre Capital is serving as the investment manager of McIntyre Partnerships. The principal business of McIntyre IM GP is serving as the general partner of McIntyre Capital. The principal occupation of Mr. McIntyre is serving as Chief Investment Officer and managing partner of McIntyre Capital and as the managing member of each of McIntyre GP and McIntyre IM GP.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital, Camac Fund, ATG Fund II, ATG Management, McIntyre Partnerships, McIntyre GP, McIntyre Capital and McIntyre IM GP are organized under the laws of Delaware. Messrs. Shahinian, Gliksberg, Hacke and McIntyre are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by Camac Fund, ATG Fund II and McIntyre Partnerships were purchased with working capital. The aggregate purchase price of the 1,277,176 shares of Common Stock beneficially owned by Camac Fund is approximately $1,434,089, including brokerage commissions. The aggregate purchase price of the 1,462,000 shares of Common Stock beneficially owned by ATG Fund II is approximately $1,825,572, including brokerage commissions. The aggregate purchase price of the 39,824 shares of Common Stock beneficially owned by McIntyre Partnerships is approximately $41,161, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 11, 2024, Camac Fund, LP entered into a settlement agreement (the “Settlement Agreement”) with the Issuer and the Board, pursuant to which the Issuer will form a committee of the Board to explore strategic alternatives for the Issuer, and in addition:

●	The Board will be expanded to nine seats, one incumbent director will resign, and two directors selected by Camac from a list of five candidates identified by the Issuer will be appointed to the Board.
●	The Issuer will not renew its Preferred Stock Rights Agreement, dated as of July 12, 2022, as amended on June 26, 2023, when it expires by its terms in July 2024.
●	If approved, the settlement will include payment of certain attorneys’ fees and expenses to Camac, as may be approved by the Court.
●	The Issuer has entered into a Standstill and Voting Agreement (the “Standstill Agreement”) with Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, and Eric Shahinian (collectively, the “Camac Group”) which is included as Exhibit 99.4 hereto.
●	The Issuer has agreed to reimburse Camac for its out-of-pocket expenses in connection with Camac’s proxy contest in advance of the 2023 annual meeting.

The foregoing summary of the Settlement Agreement is not complete and is qualified in its entirety by the full text of the Settlement Agreement, which is included as Exhibit 99.5 hereto and is incorporated herein by reference.

16

Item 5.	Interest in Securities of the Issuer .

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 36,442,380 shares of Common Stock outstanding as of May 10, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 13, 2024.

As of the date hereof, Camac Fund beneficially owned 1,277,176 shares of Common Stock, constituting approximately 3.5% of the shares of Common Stock outstanding. Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,277,176 shares of Common Stock owned by Camac Fund, constituting approximately 3.5% of the shares of Common Stock outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,277,176 shares of Common Stock owned by Camac Fund, constituting approximately 3.5% of the shares of Common Stock outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,277,176 shares of Common Stock owned by Camac Fund, constituting approximately 3.5% of the shares of Common Stock outstanding.

As of the date hereof, ATG Fund II beneficially owned 1,462,000 shares of Common Stock, constituting approximately 4.0% of the shares of Common Stock outstanding. ATG Management, as the managing member of ATG Fund II, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II, constituting approximately 4.0% of the shares of Common Stock outstanding. Mr. Gliksberg, as the managing member of ATG Management, may be deemed to beneficially own the 1,462,000 shares of Common Stock owned by ATG Fund II, constituting approximately 4.0% of the shares of Common Stock outstanding.

As of the date hereof, Mr. Hacke does not beneficially own any shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

As of the date hereof, McIntyre Partnerships beneficially owned 39,824 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. McIntyre GP, as the general partner of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre Capital, as the investment manager of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre IM GP, as the general partner of McIntyre Capital, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. Mr. McIntyre, as the managing member of each of McIntyre GP and McIntyre IM GP, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 2,779,000 shares of Common Stock, constituting approximately 7.6% of the shares of Common Stock outstanding.

(b) By virtue of their respective relationships with Camac Fund, each of Camac Partners, Camac Capital and Mr. Shahinian may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Camac Fund.

By virtue of their respective relationships with ATG Fund II, each of ATG Management and Mr. Gliksberg may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by ATG Fund II.

By virtue of their respective relationships with McIntyre Partnerships, each of McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by McIntyre Partnerships.

(c) Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On June 14, 2024, the Group Agreement by and among Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, Eric Shahinian, ATG Fund II LLC, ATG Capital Management, LLC, Gabriel Gliksberg, Michael G. Hacke, McIntyre Partnerships, LP, McIntyre Capital GP, LLC, McIntyre Capital Management, LP, McIntyre Capital Management GP, LLC and Chris McIntyre (the “Investor Group”), dated August 16, 2023 was terminated pursuant to a Termination of Group Agreement. All members of the Investor Group ceased to be Reporting Persons in connection with this Schedule 13D, immediately upon execution of the Termination of Group Agreement. A copy of the Termination of Group Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

17

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Group Agreement by and among Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, Eric Shahinian, ATG Fund II LLC, ATG Capital Management, LLC, Gabriel Gliksberg, Michael G. Hacke, McIntyre Partnerships, LP, McIntyre Capital GP, LLC, McIntyre Capital Management, LP, McIntyre Capital Management GP, LLC and Chris McIntyre, dated August 16, 2023.

Exhibit 99.2	Powers of Attorney.

Exhibit 99.3	Complaint filed in the United States District Court for the Northern District of Texas, Dallas Division.

Exhibit 99.4	Standstill Agreement (incorporated by reference to Exbibit 10.1 of the Issuer’s Current Report in Form 8-K filed June 14, 2024).

Exhibit 99.5	Settlement Agreement (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed June 14, 2024).

Exhibit 99.6	Termination of Group Agreement, dated June 14, 2024.

18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: June 17, 2024

CAMAC FUND, LP

By:	Camac Capital, LLC its General Partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

CAMAC PARTNERS, LLC

By:	Camac Capital, LLC its Managing Member

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

/s/ Eric Shahinian
Eric Shahinian Individually and as attorney-in-fact for Michael G. Hacke

ATG FUND II LLC

By:	ATG Capital Management, LLC Managing Member

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Member

ATG CAPITAL MANAGEMENT, LLC

By:	/s/ Gabriel Gliksberg
Name:	Gabriel Gliksberg
Title:	Managing Member

/s/ GABRIEL GLIKSBERG
GABRIEL GLIKSBERG

19

MCINTYRE PARTNERSHIPS, LP

By:	McIntyre Capital GP, LLC its General Partner

By:	/s/ Chris McIntyre
Name:	Chris McIntyre
Title:	Managing Member

MCINTYRE CAPITAL GP, LLC

By:	/s/ Chris McIntyre
Name:	Chris McIntyre
Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT, LP

By:	McIntyre Capital Management GP, LLC its General Partner

By:	/s/ Chris McIntyre
Name:	Chris McIntyre
Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Chris McIntyre
Name:	Chris McIntyre
Title:	Managing Member

/s/ Chris McIntyre
Chris McIntyre

20